Sub-Item 77M: Mergers.

The Board of Trustees and shareholders approved the following reorganizations pursuant to which the assets of each of the funds listed below under "Target Fund"
(each, a "Target Fund") would be acquired, and its liabilities would be assumed, by the corresponding fund listed below under "Destination Fund and Share
Classes" (each, a "Destination Fund") in exchange for shares of the applicable Destination Fund. The Target
Funds would then be liquidated, and shares of the Destination Funds would be distributed to the applicable Target Fund investors.

The following reorganizations took place on April 21, 2017:

Target Fund                   Destination Fund and
                                 Share Classes

Transamerica Partners         Transamerica Stock Index
   Stock Index                   Class R

Transamerica Partners         Transamerica Stock Index
   Institutional Stock Index     Class R4